Exhibit 99.1

Tricom Announces CEO Resignation and Successor

SANTO DOMINGO, Dominican Republic— Tricom, S.A. (OTC Bulletin Board: TRICY.PK) today announced that Carl Carlson has left as Chief Executive Officer (CEO) and President of the Company, effective immediately. The Company’s Board of Directors has selected Hector Castro Noboa, Secretary and Vice-Chairman of the Board of Directors, to succeed Mr. Carlson as CEO. Mr. Carlson will continue to work with the Company in a consulting role.

Hector Castro Noboa, 64, a member of Tricom’s Board of Directors since the Company’s formation in 1988, will remain on the board. Mr. Castro has been Vice-Chairman and Executive Vice President in a number of companies affiliated with GFN Corporation, the Company’s majority shareholder. Mr. Castro has also held positions in a number of financial institutions, including Deutsche Sudamerikanische Bank, Citibank, and Banco Metropolitano. Mr. Castro, a former professor of international economics and macroeconomics at Universidad Nacional Pedro Henriquez Urena, has a degree in Business Economics from Madrid’s Universidad Complutense.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. The Company offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, the Company is one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through its subsidiary, TCN Dominicana, S.A., the Company is the largest cable television operator in the Dominican Republic based on its number of subscribers and homes passed. For more information about Tricom, please visit http://www.tricom.net

For Further Information Contact:

Miguel Guerrero, Investor Relations

Phone: (809) 476-4044 / 4012

E-mail: investor.relations@tricom.net